Exhibit 99.1

Almacenes Éxito S.A.

Interim consolidated financial statements

At September 30, 2023 and at December 31, 2022

Almacenes Éxito S.A.

Interim consolidated statements of financial position
At September 30, 2023 and at December 31, 2022
(Amounts expressed in millions of Colombian pesos)

	Notes	At September 30, 2023	At December 31, 2022
Current assets
Cash and cash equivalents	7	1,098,682	1,733,673
Trade receivables and other receivables	8	634,682	779,355
Prepayments	9	29,069	39,774
Receivables from related parties	10	48,856	47,122
Inventories, net	11	2,691,921	2,770,443
Financial assets	12	4,503	45,812
Tax assets	24	454,967	509,884
Assets held for sale	40	19,484	21,800
Total current assets		4,982,164	5,947,863

Non-current assets
Trade receivables and other receivables	8	41,885	50,521
Prepayments	9	5,141	6,365
Receivables from related parties	10	10,598	35,000
Financial assets	12	25,576	32,572
Deferred tax assets	24	197,351	142,589
Property, plant and equipment, net	13	4,319,398	4,474,280
Investment property, net	14	1,783,980	1,841,228
Rights of use asset, net	15	1,374,945	1,443,469
Other intangible assets, net	16	396,123	424,680
Goodwill	17	3,291,420	3,484,303
Investments accounted for using the equity method	18	260,592	300,021
Other assets		398	398
Total non-current assets		11,707,407	12,235,426

Total assets		16,689,571	18,183,289

Current liabilities
Loans, borrowings, and other financial liability	20	2,095,069	915,604
Employee benefits	21	5,450	4,555
Provisions	22	17,629	27,123
Payables to related parties	10	65,869	79,189
Trade payables and other payable	23	4,065,295	5,651,303
Lease liabilities	15	276,024	263,175
Tax liabilities	24	95,935	109,726
Derivative instruments and collections on behalf of third parties	25	111,372	136,223
Other liabilities	26	164,740	228,496
Total current liabilities		6,897,383	7,415,394

Non-current liabilities
Loans, borrowings, and other financial liability	20	293,938	539,980
Employee benefits	21	29,851	32,090
Provisions	22	11,587	15,254
Trade payables and other payable	23	39,613	70,472
Lease liabilities	15	1,306,372	1,392,780
Deferred tax liabilities	24	260,945	277,713
Tax liabilities	24	4,676	2,749
Other liabilities	26	2,367	2,411
Total non-current liabilities		1,949,349	2,333,449

Total liabilities		8,846,732	9,748,843

Shareholders’ equity
Share capital		4,482	4,482
Reserves		1,421,158	1,541,586
Other equity components		5,076,813	5,592,920
Equity attributable to non-controlling interest		1,340,386	1,295,458
Total shareholders’ equity		7,842,839	8,434,446

Total liabilities and shareholders’ equity		16,689,571	18,183,289

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statements of profit or loss

For the quarters ended September 30, 2023 and 2022
(Amounts expressed in millions of Colombian pesos)

	Notes	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Continuing operations

Revenue from contracts with customers	28	15,706,751	14,423,027	5,131,477	5,103,845
Cost of sales	11	(11,654,534)	(10,757,976)	(3,851,607)	(3,800,164)
Gross profit		4,052,217	3,665,051	1,279,870	1,303,681

Distribution, administrative and selling expenses	29	(3,469,534)	(3,021,092)	(1,125,124)	(1,068,518)
Other operating revenue	31	27,784	40,409	7,777	11,349
Other operating expenses	31	(59,009)	(14,908)	(25,209)	(4,773)
Other (losses) net income	31	(2,235)	15,313	(797)	(2,309)
Operating profit		549,223	684,773	136,517	239,430

Financial income	32	269,052	156,384	27,331	74,326
Financial cost	32	(577,077)	(402,603)	(137,234)	(178,009)
Share of profit in associates and joint ventures		(74,529)	(28,008)	(24,424)	(11,245)
Profit before income tax from continuing operations		166,669	410,546	2,190	124,502

Income tax (expense) gain	24	(32,871)	(130,706)	4,997	(30,932)
Profit for the period		133,798	279,840	7,187	93,570

Net profit attributable to:
Equity holders of the Parent		7,249	176,740	(31,685)	49,937
Non-controlling interests		126,549	103,100	38,872	43,633
Profit for the period		133,798	279,840	7,187	93,570

Earnings per share (*)

Basic and diluted earnings per share (*):
Basic and diluted profit (loss) per share attributable to the shareholders of the Parent	33	5.59	136.18	(24.41)	38.48
Basic and diluted profit (loss) per share from continuing operations attributable to the shareholders of the Parent	33	5.59	136.18	(24.41)	38.48

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statements of other comprehensive income

For the quarters ended September 30, 2023 and 2022
(Amounts expressed in millions of Colombian pesos)

	Notes	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Profit for the period		133,798	279,840	7,187	93,570

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) from financial instruments designated at fair value through other comprehensive income	27	(1,544)	(4,624)	(1,271)	(987)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(1,544)	(4,624)	(1,271)	(987)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
(Loss) gain from translation exchange differences (1)	27	(977,492)	263,225	(336,641)	66,934
Gain (loss) from translation exchange differences to the put option (2)		73,813	(113,210)	26,257	(29,615)
Net gain on hedge of a net investment in a foreign operation	27	-	2,382	-	55
Gain from cash flow hedge	27	1,169	5,653	2,485	1,178
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(902,510)	158,050	(307,899)	38,552

Total other comprehensive income		(904,054)	153,426	(309,170)	37,565

Total comprehensive income		(770,256)	433,266	(301,983)	131,135

Comprehensive income attributable to:
Equity holders of the Parent		(903,761)	334,888	(350,129)	88,419
Non-controlling interests		133,505	98,378	48,146	42,716

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2)	Represent exchange differences arising from the translation of Put option on the subsidiary Grupo Disco Uruguay S.A. into the reporting currency.

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statements of changes in equity

At September 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent
	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other equity components	Total	Non- controlling interests	Total shareholders’ equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance at December 31, 2021	4,482	4,843,466	(2,734)	7,857	791,647	22,000	155,412	329,529	1,306,445	(1,240,157)	888,645	954,867	6,755,014	1,273,463	8,028,477
Declared dividend (Note 37)	-	-	-	-	(12,330)	-	-	-	(12,330)	-	(225,348)	-	(237,678)	(60,400)	(298,078)
Profit for the period	-	-	-	-	-	-	-	-	-	-	176,740	-	176,740	103,100	279,840
Other comprehensive income										271,358	-	-	271,358	(4,722)	266,636
Reacquisition of shares	-	-	(316,756)	-	-	-	-	-	-	-	-	-	(316,756)	-	(316,756)
Appropriation to reserves	-	-	-	-	(147,108)	396,442	-	-	249,334	-	(249,334)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	5	(908)	(903)	(5,127)	(6,030)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	473,133	473,133	-	473,133
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(113,210)	-	17,893	(95,317)	(17,893)	(113,210)
Other movements	-	-	-	-	(1,863)	-	-	15,734	13,871	-	(14,351)	(192)	(672)	-	(672)
Balance at September 30, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	345,263	1,557,320	(1,082,009)	576,357	1,444,793	7,024,919	1,288,421	8,313,340

Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988	1,295,458	8,434,446
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(93,729)	(311,121)
Profit for the period	-	-	-	-	-	-	-	-	-	-	7,249	-	7,249	126,549	133,798
Other comprehensive income	-	-	-	-	-	-	-	-	-	(984,823)	-	-	(984,823)	6,956	(977,867)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(65,389)	(65,389)	(56,428)	(121,817)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	488,728	488,728	-	488,728
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	73,813	-	72,412	146,225	59,035	205,260
Other movements	-	-	-	-	(2,108)	-	-	-	(2,108)	-	(1,478)	(7,547)	(11,133)	2,545	(8,588)
Balance at September 30, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	329,529	1,421,158	(1,877,912)	422,263	2,008,486	6,502,453	1,340,386	7,842,839

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statements of cash flows

For the periods ended September 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	Nine months ended September 30, 2023	Nine months ended September 30, 2022, restated
Operating activities

Profit for the period		133,798	279,840

Adjustments to reconcile profit for the period
Current income tax	24	75,291	88,707
Deferred income tax	24	(42,420)	41,999
Interest, loans and lease expenses	32	275,586	143,968
Loss (gain) from changes in fair value of derivative financial instruments	32	27,094	(26,666)
Expected credit loss, net	8.1	3,514	4,689
Impairment of inventories, net	11.1	7,634	2,155
(Reversal) impairment of property, plant and equipment and investment property	13; 14	(110)	(330)
Employee benefit provisions	21	1,696	1,270
Provisions and reversals	22	26,236	15,411
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	458,290	409,711
Amortization of other intangible assets	16	23,177	20,222
Share of profit in associates and joint ventures accounted for using the equity method		74,529	28,008
Loss (gain) from the disposal of non-current assets		3,341	(14,204)
Loss from reclassification of non-current assets		-	230
Interest income	32	(33,941)	(18,417)
Other adjustments from items other than cash		(1,908)	53,203
Cash generated from operating activities before changes in working capital		1,031,807	1,029,796

Decrease (increase) in trade receivables and other receivables		78,564	(8,052)
Decrease in prepayments		6,005	16,394
(Increase) decrease in receivables from related parties		(2,567)	15,085
Increase in inventories		(89,916)	(850,778)
Decrease in tax assets		(4,946)	(196)
Decrease in employee benefits		(604)	-
Payments and decease in other provisions	22	(36,084)	(15,536)
Decrease in trade payables and other accounts payable		(1,252,719)	(804,449)
Decrease in accounts payable to related parties		(6,361)	(15,020)
Decrease in tax liabilities		(12,455)	(12,474)
Decrease in other liabilities		(51,836)	(70,120)
Income tax, net		7,399	(79,697)
Net cash flows used in operating activities		(333,713)	(795,047)

Investing activities

Businesses combinations	17.1	(37,158)	-
Advances to joint ventures		(10,698)	(30,397)
Acquisition of property, plant and equipment	13.1	(357,751)	(227,746)
Acquisition of investment property	14	(35,553)	(49,843)
Acquisition of other intangible assets	16	(25,243)	(22,659)
Proceeds of the sale of property, plant and equipment and intangible assets		7,806	22,324
Net cash flows used in investing activities		(458,597)	(308,321)

Financing activities

Proceeds from financial assets		3,731	7,600
Payments from payments of derivative instruments and other liabilities with third parties		(26,532)	(17,939)
Proceeds from loans and borrowings	20	1,241,972	843,513
Repayment of loans and borrowings	20	(136,716)	(199,879)
Payments of interest of loans and borrowings	20	(146,800)	(55,570)
Lease liabilities paid	15.2	(205,135)	(199,538)
Interest on lease liabilities paid	15.2	(91,642)	(69,405)
Dividends paid	37	(313,666)	(312,487)
Interest received	32	33,941	18,417
Payments on the reacquisition of shares		-	(316,756)
Payment to non-controlling interest		(121,817)	(6,067)
Net cash flows provided by (used in) financing activities		237,336	(308,111)

Net decrease in cash and cash equivalents		(554,974)	(1,411,479)
Effects of the variation in exchange rates		(80,017)	45,537
Cash and cash equivalents at the beginning of period	7	1,733,673	2,541,579
Cash and cash equivalents at the end of period	7	1,098,682	1,175,637

The accompanying notes are an integral part of the interim consolidated financial statements.

Note 1. General information

Almacenes Éxito S.A. was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. Here and after Almacenes Éxito S.A. and its subsidiaries are referred to as the “Exito Group”.

Almacenes Éxito S.A. is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia. In April, 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM). In August, 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer with the U.S. Securities and Exchange Commission (SEC).

Exito Group´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.

-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.

-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.

-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.

-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.

-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.

-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2022, the immediate holding company, or controlling entity of Almacenes Éxito S.A. was Companhia Brasileira de Distribuição S.A. (hereinafter CBD), which owned 91.52% of its ordinary shares. CBD is controlled by Casino Guichard-Perrachon S.A. is ultimately controlled by Mr. Jean-Charles Henri Naouri.

On August 8, 2023, the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia – SFC) approved the transfer of the Almacenes Éxito S.A. common shares that will be the subject of the Spin-Off in CBD. With the Spin-Off, CBD will distribute 1.080.556.276 Almacenes Éxito S.A. common shares (83,26% of outstanding common shares) in the form of Brazilian Depositary Receipts Level II (“Éxito BDRs level II”), and American Depositary Shares Level II (“Éxito ADRs level II”). Following the Spin-Off, CBD retained 13,26% of the outstanding common shares of Almacenes Éxito S.A.

At September 30, 2023 and as a consequence of Spin-Off in CBD, the immediate holding company, or controlling entity of Almacenes Éxito S.A. is Casino Guichard-Perrachon S.A. which owns 47.29% of its ordinary shares. Casino Guichard-Perrachon S.A. is ultimately controlled by Mr. Jean-Charles Henri Naouri.

Almacenes Éxito S.A. is registered in the Camara de Comercio Aburrá Sur.

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the interim consolidated financial statements at September 30, 2023, which was the same at December 31, 2022:

Name	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2023	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Directly owned entities

Almacenes Éxito Inversiones S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito S.L.	Almacenes Éxito S.A.	Colombia	Spain	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%

Indirectly owned entities

Patrimonio Autónomo Centro Comercial Viva Barranquilla	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Grupo Disco Uruguay S.A. (a)	Spice Investment Mercosur S.A.	Uruguay	Uruguay	69.15%	100.00%	69.15%	30.85%
Devoto Hermanos S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	100.00%	69.15%	69.15%
Ameluz S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	100.00%	69.15%	69.15%
Fandale S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	100.00%	69.15%	69.15%
Odaler S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	100.00%	69.15%	69.15%
La Cabaña S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	100.00%	69.15%	69.15%
Ludi S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	100.00%	69.15%	69.15%
Hiper Ahorro S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	100.00%	69.15%	69.15%
Maostar S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	50.01%	69.15%	34.58%
Semin S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	100.00%	69.15%	69.15%
Randicor S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	100.00%	69.15%	69.15%
Ciudad del Ferrol S.C.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	98.00%	69.15%	67.77%
Setara S.A.	Odaler S.A.	Uruguay	Uruguay	100.00%	100.00%	69.15%	69.15%
Mablicor S.A.	Fandale S.A.	Uruguay	Uruguay	51.00%	51.00%	69.15%	35.27%
Vía Artika S. A.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

(a)	At September, 2023, was acquired additional 6.66% of the subsidiaries equity.

Note 1.2. Subsidiaries with material non-controlling interests

At September, 30, 2023 and at December 31, 2022 the following subsidiaries have material non-controlling interests:

		Percentage of equity interest held by non-controlling interests
	Country	September 30, 2023	December 31, 2022
Patrimonio Autónomo Viva Palmas	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	Colombia	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Colombia	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	Colombia	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	54.10%	54.10%
Patrimonio Autónomo Iwana	Colombia	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	Colombia	49.00%	49.00%
Patrimonio Autónomo Viva Malls	Colombia	49.00%	49.00%
Grupo Disco Uruguay S.A.	Uruguay	30.85%	37.51%

Note 2. Basis of preparation and other significant accounting policies

This interim consolidated financial statements for the nine and three months ended September 30, 2023 and 2022 have been prepared and disclosed in accordance with International Financial Standard (IAS 34) – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and must be read in conjunction with the consolidated financial statements as of December 31, 2022. These interim consolidated financial statements do not include all the information required for a consolidated financial statement prepared in accordance with International Financial Standards (IAS 1) – Presentation of Financial Statements. However, some notes have been included to explain events and transactions that are relevant to understanding the changes in Exito Group´s financial situation, as well as the operating performance since December 31, 2022.

The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value.

The Exito Group has prepared the interim consolidated financial statements on the basis that it will continue to operate as a going concern.

Note 2.1. Voluntary correction

During the preparation of the financial statements for 2022, the Exito Group identified an immaterial error in non-controlling interest of the of subsidiary Grupo Disco Uruguay S.A, part of which is subject to put option. Although the error was not material, the Exito Group has voluntarily elected to correct prior periods 2022 and 2021. This correction consisted of a decrease in other equity components for $87,093 at December 31, 2022 and for $126,391 at December 31, 2021. As a result of the correction, the consolidated statement of changes in equity has been adjusted to the final balances of those accounts and on those dates to present all equity impacts of the accounting for the put option, including the related foreign currency translation adjustment of the put option liability, in the item “changes in the fair value of the put option on non-controlling interests, including related conversion adjustments”. In addition, the difference between the carrying value of the non-controlling interest subject to the put option and the value of the financial liability of the put option at the end of the reporting period has been included in the column “effects of hyperinflation and other components of equity” within the equity attributable to the parent company.

This immaterial correction did not impact: (i) the assets, liabilities, and consolidated equity as of December 31, 2022 and 2021 and as of September 30, 2022; and (ii) profit for the year, comprehensive income or cash flows consolidated for the years ended December 31,2022 and 2021 and for the nine-month period ended September 30, 2022.

Note 3. Basis for consolidation

All significant transactions and material balances among subsidiaries have been eliminated upon consolidation; non-controlling interests represented by third parties’ ownership interests in subsidiaries have been recognized and separately included in the consolidated shareholders’ equity.

These interim consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all of its subsidiaries. Subsidiaries (including special-purpose vehicles) are entities over which Almacenes Éxito has direct or indirect control. Special-purpose vehicles are stand-alone trust funds (Patrimonios Autónomos, in Spanish) established with a defined purpose or limited term. A listing of subsidiaries is included in Note 1.

“Control” is the power to govern relevant activities, such as the financial and operating policies of a controlled company (subsidiary). Control is when Éxito has power over an investee, is exposed to variable returns from its involvement and has the ability to use its power over the investee to affect its returns. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Exito Group has less than a majority of the voting or similar rights of an investee, the Exito Group considers all relevant facts and circumstances in assessing whether it has power over an investee.

At the time of assessing whether Éxito has control over a subsidiary, analysis is made of the existence and effect of currently exercisable potential voting rights. Subsidiaries are consolidated as of the date on which control is gained until Éxito ceases to control of the subsidiary.

Transactions involving a change in ownership percentage without loss of control are recognized in shareholders’ equity. Cash flows provided or paid to non-controlling interests which represent a change in ownership interests not resulting in a loss of control are classified as financing activities in the statement of cash flows.

In transactions involving a loss of control, the entire ownership interest in the subsidiary is derecognized, including the relevant items of the other comprehensive income, and the retained interest is recognized at fair value. Any gain or loss arising from the transaction is recognized in profit or loss. Cash flows from the acquisition or loss of control over a subsidiary are classified as investing activities in the statement of cash flows.

Whenever a subsidiary is made available for sale or its operation is discontinued, but control over it is still maintained, its assets and liabilities are classified as assets held for sale and presented in a single line item in the statement of financial position. Results from discontinued operations are presented separately in the consolidated statement of profit or loss.

Income for the period and each component in other comprehensive income are attributed to the owners of the parent and to non-controlling interests.

In consolidating the financial statements, all subsidiaries apply the same policies and accounting principles implemented by Almacenes Éxito S.A.

Subsidiaries’ assets and liabilities, revenue and expenses, as well as Almacenes Éxito S.A ‘s. revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)		Average rates (*)
	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2022	December 31, 2022
US Dollar	4,053.76	4,810.20	4,410.95	4,069.33	4,255.44
Uruguayan peso	105.39	120.97	114.19	98.07	103.69
Argentine peso	11.58	27.16	19.04	34.10	32.99
Euro	4,291.92	5,133.73	4,775.82	4,323.13	4,471.09

(*)	Expressed in Colombian pesos.

Note 4. Significant accounting policies

The accompanying interim consolidated financial statements at September 30, 2023 have been prepared using the same accounting policies, measurements and bases used to present the consolidated financial statements for the year ended December 31, 2022, except for new and modified standards and interpretations applied starting January 1, 2023.

The adoption of the new standards in force as of January 1, 2023 mentioned in Note 5.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2022 and no significant effect resulted from adoption thereof.

Note 5. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 5.1. New and amended standards and interpretations.

Exito Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2023. The main new standards adopted are as follows:

Statement	Description	Impact
Amendment to IAS 1 - Disclosure of Accounting Policies and Practice Statement.

This Amendment, which amends IAS 1 - Presentation of Financial Statements, guides companies in deciding what information about accounting policies should be disclosed to provide more useful information to investors and other primary users of financial statements. The Amendment requires companies to disclose material information about accounting policies by applying the concept of materiality in their disclosures.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 8 - Definition of Accounting Estimates.

This Amendment, which amends IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, modified the definition of accounting estimates and included other amendments to assist entities in distinguishing changes in accounting estimates from changes in accounting policies. This distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are applied retrospectively to past transactions and other past events.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 12 - Deferred Tax Related to Assets and Liabilities arising from a Single Transaction.	This Amendment, which amends IAS 12 Income Tax, details how companies must recognize deferred tax on transactions such as leases and decommissioning liabilities.	These changes did not have any impact in the consolidated financial statements.
Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 – Comparative Information.	This Amendment, which modifies IFRS 17 - Insurance contracts, applies to entities that apply IFRS 17 and IFRS 9 simultaneously. Considering that these standards have different transition requirements, it is possible that temporary accounting imbalances arise between financial assets and liabilities related with the insurance contract in the comparative information shown in the financial statements upon applying such standards for the first time. The Amendment will help insurance companies to avoid such imbalances, and, consequently, will improve the usefulness of comparative information for investors. For this purpose, it provides insurance companies with an option to present comparative information regarding financial assets.	These changes did not have any impact in the consolidated financial statements.

Note 5.2. New and revised standards and interpretations issued and not yet effective.

Exito Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the Group’s consolidated financial statements:

Statement	Description	Applicable to annual periods starting in or after
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1– Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

January 1, 2024, with early adoption permitted
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

January 1, 2024
Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

January 1, 2024.
Amendment to IAS 12 - International Tax Reform: Pillar Two Model Rules.

This Amendment, which amends IAS 12 - Income Taxes, applies to income taxes arising from tax legislation enacted to implement the rules of Model Pillar Two published by the Organization for Economic Co-operation and Development (OECD). The rules of this model aim to ensure that large multinational enterprises are subject to a minimum tax rate of 15%. The minimum tax is calculated based on financial accounting standards and is based on two main components: profits and taxes paid.

The Amendment provides companies with temporary relief from the accounting for deferred taxes arising from the international tax reform by the Organization for Economic Co-operation and Development (OECD).

Is applicable for annual reporting periods beginning on or after January 2023, but not for interim periods ending on or before December 31, 2023.
Amendment to IAS 21 – Lack of Exchangeability	This Amendment, which amends IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not exchangeable for another currency, specifying the exchange rate to be used and the information that should be disclosed in the financial statements. The Amendment will allow companies to provide more useful information in their financial statements and will assist investors in addressing an issue not previously covered in the accounting requirements for the effects of exchange rate variations.	January 1, 2025, with early adoption permitted.

Note 6. Relevant facts

No relevant facts have occurred nor registered during the period, except for mentioned in Note 1, related to registration as a foreign issuer with the SEC and CVM and for the change in controlling entity after Spin-Off.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	September 30, 2023	December 31, 2022
Cash at banks and on hand	994,144	1,700,987
Term deposit certificates (1)	92,102	870
Fiduciary rights – money market like	11,165	30,652
Funds (2)	1,268	1,139
Other cash equivalents	3	25
Total cash and cash equivalents	1,098,682	1,733,673

(1)	The balance as of September 30, 2023, corresponds to $84,515 tax refund titles (Tidis) received, which are considered as cash equivalents because its high liquidity, solvency due that could be trade without limitations and they are used for short term and tax payments and to $7,587 of term deposit certificates -CDT.

(2)	Represents the Collective Investment fund with Fiduciaria Corficolombiana created by the Parent to guarantee the payment of the lease fee on the Éxito Poblado and Cedi Avenida 68 properties.

At September 30, 2023, the Exito Group recognized interest income from cash at banks and cash equivalents in the amount of $33,941 (September 30, 2022 - $18,417), which were recognized as financial income as detailed in Note 32.

At September 30, 2023 and December 31, 2022, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	September 30, 2023	December 31, 2022
Trade receivables (Note 8.1.)	411,274	506,342
Other account receivables (Note 8.2.)	265,293	323,534
Total trade receivables and other account receivables	676,567	829,876

Current	634,682	779,355
Non-Current	41,885	50,521

Note 8.1. Trade receivables

The balance of trade receivables is shown below:

	September 30, 2023	December 31, 2022
Trade accounts	308,765	385,766
Sale of real-estate project inventories	68,461	66,831
Rentals and dealers	38,880	64,260
Employee funds and lending	9,188	12,367
Allowance for expected credit loss	(14,020)	(22,882)
Trade receivables	411,274	506,342

The allowance for expected credit loss is recognized as expense in profit or loss. During the period of nine months ended September 30, 2023, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $3,514 ($4,689 - expense for the period ended September 30, 2022).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2021	25,268
Additions	23,633
Reversal of allowance for expected credit losses	(18,944)
Write-off of receivables	(3,134)
Effect of exchange difference from translation into reporting currency	(1,468)
Reclassification to non-current assets held for sale	(143)
Balance at September 30, 2022	25,212

Balance at December 31, 2022	22,882
Additions	17,357
Reversal of allowance for expected credit losses	(13,843)
Write-off of receivables	(8,036)
Effect of exchange difference from translation into presentation currency	(4,340)
Balance at September30, 2023	14,020

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivables are written-off if past due for more than one year.

Note 8.2. Other receivables

	September 30, 2023	December 31, 2022
Recoverable taxes	103,059	106,631
Business agreements	81,302	57,989
Loans or advances to employees	46,548	84,885
Money remittances	12,151	16,347
Maintenance fees	3,829	4,074
Long-term receivable	2,969	2,895
Money transfer services	1,308	20,370
Sale of fixed assets, intangible assets and other assets	156	6,278
Other	13,971	24,065
Total other account receivables	265,293	323,534

Note 9. Prepayments

	September 30, 2023	December 31, 2022
Insurance	11,497	20,161
Lease payments made before commencement date	6,298	9,645
Maintenance	5,575	5,811
Advertising	3,714	6,060
Other prepayments	7,126	4,462
Total prepayments	34,210	46,139

Current	29,069	39,774
Non-current	5,141	6,365

Note 10. Related parties

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Exito Group and its associates, joint ventures and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

-	Casino Group:

(a)	Casino International, International Retail Trade and Services IG and Distribution Casino France: Commercial agreement to regulate the terms pursuant to which Casino International renders international retail and trade services to Exito Group (e.g., negotiation of commercial services with international suppliers, prospecting global suppliers and intermediating the purchases provided by Casino, purchase and importation of products and reimbursement for promotions realized in stores).

(b)	Insurance agreements for the intermediation of renewals of certain insurance policies.

(c)	Euris, Casino Services y Casino Guichard Perrachon S.A: Cost reimbursement agreements to encourage the exchange of knowledge and experience in certain areas of operation, as well as the reimbursement of expenses related to expatriates.

(d)	Companhia Brasileira de Distribuição S.A. (CBD): Cost reimbursement agreement related to the sharing of know-how and experience of CBD on certain areas (strategy, finance, human resources, legal, communication and investors relations). The Exito Group also entered into an agreement for the reimbursement of expenses related to the relocation of employees among the Exito Group.

-	Greenyellow Energía de Colombia S.A.S.: Service agreement oversight and monitoring services relating to energy efficiency. As of October 2022, this company has not been a related party.

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Exito Group through credit cards, (ii) the use of these credit cards in and out of the Exito Group stores and (iii) the use of other financial services agreed between the parties inside the Exito Group stores.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to risk management and technical assistance support, purchase of goods and services received.

As September 30, 2023, as result of the Spin-Off mentioned in Note 1., (a) Companhia Brasileira de Distribuição S.A. - CBD ceased as the controlling entity to become a company of the Casino Group and (b) Casino Guichard-Perrachon S.A. become a controlling entity.

Some reclassifications in the amounts of Casino Group companies and Controlling Entity´s transactions from 2022, where done for comparability effects consequently for the last paragraph.

The amount of revenue, costs and expenses arising from transactions with related parties is as follows:

	Revenue
	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Joint ventures (1)	49,061	57,887	17,026	18,423
Casino Group companies (2)	2,767	3,964	1,335	1,347
Total revenue	51,828	61,851	18,361	19,770

	Costs and expenses
	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Joint ventures (1)	82,482	76,014	28,155	26,459
Controlling entity (2)	10,849	10,049	2,909	3,617
Casino Group companies (3)	8,143	51,468	1,196	17,108
Members of the Board	2,435	1,495	786	253
Total costs and expenses	103,909	139,026	33,046	47,437

(1)	The amount of revenue and costs and expenses with each joint venture is as follows:

Revenue:

	Compañía de Financiamiento Tuya S.A.
Description	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Commercial activation recovery	37,686	43,775	12,751	14,639
Yield on bonus, coupons and energy	5,737	8,686	2,113	1,897
Lease of real estate	3,019	3,393	966	1,249
Services	1,097	1,153	603	357
Total revenue	47,539	57,007	16,433	18,142

	Puntos Colombia S.A.S.
Description	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Services	1,301	880	372	281
Total revenue	1,301	880	372	281

	Sara ANV S.A.
Description	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Employee salary recovery	221	-	221	-
Total revenue	221	-	221	-

Costs and expenses:

	Compañía de Financiamiento Tuya S.A.
Description	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Commissions on means of payment	10,005	6,150	3,281	2,247
Total costs and expenses	10,005	6,150	3,281	2,247

	Puntos Colombia S.A.S.
Description	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Cost of customer loyalty program	72,477	69,864	24,874	24,212
Total costs and expenses	72,477	69,864	24,874	24,212

(2)	Costs and expenses related to consulting services provided by Casino Guichard Perrachon S.A.

(3)	Revenue mainly relates to the various services provided. Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Revenue by each company is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Relevan C Colombia S.A.S. (a)	1,935	-	808	-
Casino International	715	1,950	527	1,128
Casino Services	77	-	-	-
Distribution Casino France	40	303	-	75
Greenyellow Energía de Colombia S.A.S. (Note 10.1.)	-	1,711	-	144
Total revenue	2,767	3,964	1,335	1,347

(a)	Corresponds to revenue of collaboration agreement with Exito Media

Costs and expenses by each company are as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Distribution Casino France	3,425	6,102	484	1,186
Euris	1,393	1,226	428	432
International Retail and Trade Services IG.	1,194	-	158	-
Casino Services	1,166	154	73	40
Companhia Brasileira de Distribuição S.A. - CBD	549	8,960	-	2971
Relevan C Colombia S.A.S.	405	-	42	-
Cdiscount S.A.	11	13	11	6
Greenyellow Energía de Colombia S.A.S. (Note 10.1)	-	35,013	-	12,473
Total costs and expenses	8,143	51,468	1,196	17,108

Note 10.3. Other information on related party transactions

Financial assets measured at fair value through other comprehensive income

Exito Group has 659,383 shares in Cnova NV in the amount of $9,222.

Note 10.4. Receivables from related parties

	Receivable		Other non-financial assets
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Joint ventures (1)	44,029	41,909	10,598	35,000
Casino Group companies (2)	3,024	5,213	-	-
Controlling entity (3)	1,803	-	-	-
Total	48,856	47,122	10,598	35,000

Current	48,856	47,122	-	-
Non-Current	-	-	10.598	35,000

(1)	Balances relate to the following joint ventures and the following detail:

-	The balance of receivables by joint ventures is shown below:

	Compañía de Financiamiento Tuya S.A.		Puntos Colombia S.A.S.		Sara ANV S.A.
Description	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Reimbursement of shared expenses, collection of coupons and other	4,823	5,407	-	-	-	-
Redemption of points	-	-	30,639	33,805	-	-
Other services	8,324	2,329	-	-	243	368
Total receivable	13,147	7,736	30,639	33,805	243	368

-	Other non-financial assets:

The balance of $35,000 at December 31, 2022 related to payments made during the year to Compañía de Financiamiento Tuya S.A. for the subscription of shares; during 2023, obtained authorization to recognize the capital increase. Likewise, during the period of nine months ended September 30, 2023, Compañía de Financiamiento Tuya S.A. received payments of $10,000 for the subscription of shares that have not been recognized in the equity because authorization has not been obtained by the Financial Superintendence of Colombia

(2)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	September 30, 2023	December 31, 2022
Casino International	1,773	3,893
Relevan C Colombia S.A.S.	956	193
Companhia Brasileira de Distribuição S.A. – CBD	288	288
Casino Services	7	7
International Retail and Trade Services	-	344
Distribution Casino France	-	232
Greenyellow Energía de Colombia S.A.S.	-	2
Other	-	254
Total Casino Group companies	3,024	5,213

(3)	Represents the balance of personnel expenses receivable from Casino Guichard Perrachon S.A.

Note 10.5. Payables to related parties

The balance of payables to related parties is shown below:

	September 30, 2023	December 31, 2022
Joint ventures (1)	51,016	62,772
Controlling entity (2)	12,337	14,660
Casino Group companies (3)	2,419	1,714
Members of the Board	97	43
Total	65,869	79,189

(1)	The balance of payables by each joint venture is as follows:

	September 30, 2023	December 31, 2022
Puntos Colombia S.A.S (a)	38,608	62,403
Compañía de Financiamiento Tuya S.A. (b)	12,408	369
Total	51,016	62,772

(a)	Represents the balance arising from points (accumulations) issued.

(b)	Represents collections on behalf.

(2)	Represents the balance of personnel expenses receivable from Casino Guichard Perrachon S.A.

(3)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	September 30, 2023	December 31, 2022
Distribution Casino France	1,463	933
Casino Services	849	100
CDiscount S.A.	11	-
Relevan C Colombia S.A.S.	-	508
Greenyellow Energía de Colombia S.A.S. (Nota 10.1)	-	125
Other	96	48
Total Casino Group companies	2,419	1,714

Note 10.6. Other financial liabilities with related parties

	September 30, 2023	December 31, 2022
Joint ventures (1)	10,884	26,218

(1)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 10.7. Key management personnel compensation

Transactions between the Exito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

In September 2023, the Exito Group modified the definition of key management personnel and this month in after it only includes levels 1 and 2 of the organizational structure.

Compensation of key management personnel is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Short-term employee benefits	65,432	73,706	20,762	18,542
Termination benefits	2,206	-	2,206	-
Post-employment benefits	1,034	1,770	312	530
Total key management personnel compensation	68,672	75,476	23,280	19,072

Note 11. Inventories, net and cost of sales

Note 11.1. Inventories, net

	September 30, 2023	December 31, 2022
Inventories (1)	2,592,958	2,640,995
Inventories in transit	53,847	73,066
Raw materials	28,508	29,105
Materials, spares, accessories and consumable packaging	15,730	18,941
Real estate project inventories (2)	776	3,213
Production in process	102	5,123
Total inventories	2,691,921	2,770,443

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2021	12,359
Loss recognized during the period (Note 11.2.)	5,594
Loss reversal (Note 11.2.)	(3,439)
Effect of exchange difference from translation into presentation currency	(704)
Balance at September 30, 2022	13,810

Balance at December 31, 2022	13,150
Loss recognized during the period (Note 11.2.)	7,634
Effect of exchange difference from translation into presentation currency	(1,724)
Balance at September 30, 2023	19,060

(2)	For 2023, represents López de Galarza real estate project. For 2022, represented López de Galarza real estate project for $776 and Galeria La 33 real estate projects for $2,437.

At September 30, 2023 and at December 31, 2022, there are no restrictions or liens on the sale of inventories.

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Cost of goods sold (1)	13,015,356	11,874,792	4,306,084	4,231,011
Trade discounts and purchase rebates	(2,040,273)	(1,699,693)	(689,206)	(636,787)
Logistics costs (2)	476,868	421,389	165,385	147,082
Damage and loss	194,949	159,333	66,204	57,766
Allowance for inventory losses, net (Note 11.1)	7,634	2,155	3,140	1,092
Total cost of sales	11,654,534	10,757,976	3,851,607	3,800,164

(1)	The period of nine months ended September 30, 2023 includes $22,013 of depreciation and amortization cost (September 30, 2022 - $20,964).

(2)	The period of nine months ended September 30, 2023 includes $260,492 of employee benefits (September 30, 2022 - $227,047) and $57,119 of depreciation and amortization cost (September 30, 2022 - $51,902).

Note 12. Financial assets

The balance of financial assets is shown below:

	September 30, 2023	December 31, 2022
Financial assets measured at fair value through other comprehensive income	24,543	29,043
Derivative financial instruments designated as hedge instruments (1)	3,344	14,480
Derivative financial instruments (2)	1,028	27,300
Financial assets measured at amortized cost (3)	617	6,939
Financial assets measured at fair value through profit or loss	547	622
Total financial assets	30,079	78,384

Current	4,503	45,812
Non-current	25,576	32,572

(1)	Derivative instruments designated as hedging instrument relates to interest and exchange rate swaps. The fair value of these instruments is determined based on valuation models.

At September 30, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	3,344

The detail of maturities of these hedge instruments at September 30, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	1,194	968	1,182	-	3,344

At December 31, 2022, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M and IBR 1M	9.0% and 3.9%	14,480

The detail of maturities of these hedge instruments at December 31, 2022 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	3,980	4,725	4,149	1,626	14,480

(2)	Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices, directly or indirectly observable for financial assets or liabilities.

The detail of maturities of these instruments at September 30, 2023 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	143	101	784	-	-	1,028

The detail of maturities of these instruments at December 31, 2022 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	24,382	2,918	-	-	27,300

(3)	Financial assets measured at amortized cost represented:

	September 30, 2023	December 31, 2022
National Treasury bonds	617	1,478
Term deposit	-	5,461
Total financial assets measured at amortized cost	617	6,939

At September 30, 2023 and at December 31, 2022, there are no restrictions or liens on financial assets that restrict their sale, except for judicial deposits relevant to the subsidiary Libertad S.A of $132 (December 31, 2022- $196), included within the line item Financial assets measured at fair value with changes in results.

None of the assets were impaired on September 30, 2023 and at December 31, 2022.

Note 13. Property, plant and equipment, net

	September 30, 2023	December 31, 2022
Land	1,254,277	1,278,822
Buildings	2,273,178	2,348,627
Machinery and equipment	1,200,320	1,176,246
Furniture and fixtures	771,906	789,622
Assets under construction	88,089	50,305
Installations	176,895	197,097
Improvements to third-party properties	769,332	776,293
Vehicles	29,593	28,712
Computers	407,595	404,938
Other property, plant and equipment	16,050	16,050
Total property, plant and equipment, gross	6,987,235	7,066,712
Accumulated depreciation	(2,664,169)	(2,587,996)
Impairment	(3,668)	(4,436)
Total property, plant and equipment, net	4,319,398	4,474,280

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party Properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	1,137,865	2,115,633	1,033,499	655,019	45,009	132,928	635,377	23,873	346,091	16,050	6,141,344
Additions	7,128	18,426	72,383	53,823	42,307	794	40,107	764	24,625	-	260,357
Increase (decrease) from movements between property, plant and equipment accounts	-	-	2,289	3,018	(5,852)	567	(29)	-	7	-	-
(Decrease) from transfers to investment property	-	-	-	-	(12,471)	-	-	-	-	-	(12,471)
Disposals and derecognition	-	(2,750)	(23,535)	(9,888)	(312)	(517)	(18,039)	(173)	(2649)	-	(57,863)
Effect of exchange differences on translation into presentation currency	(610)	16,774	15,854	21,323	3,661	29,608	54,821	(1,832)	2,224	-	141,823
(Decrease) increase from transfers to (from) other balance sheet accounts	(930)	(740)	(9,175)	(6,780)	(1)	-	(1,766)	-	(1,953)	-	(21,345)
Hyperinflation adjustments	110,989	137,163	17,277	15,057	4,155	-	-	6,178	19,335	-	310,154
Balance at September 30, 2022	1,254,442	2,284,506	1,108,592	731,572	76,496	163,380	710,471	28,810	387,680	16,050	6,761,999

Balance at December 31, 2022	1,278,822	2,348,627	1,176,246	789,622	50,305	197,097	776,293	28,712	404,938	16,050	7,066,712
Additions	51,490	20,290	78,523	34,778	68,781	2,315	23,492	584	25,330	-	305,583
Acquisitions through business combinations	-	-	310	71	77	2,367	-	-	4	-	2,829
(Decrease) increase from movements between property, plant and equipment accounts	-	(62)	2,455	(13,771)	(10,126)	2,530	18,725	-	249	-	-
(Decreases) by transfer (to) other balance sheet accounts – investment property.	-	-	-	-	(345)	-	-	-	-	-	(345)
Disposals and derecognition	-	(1)	(24,501)	(8,623)	(2,798)	(1,603)	(3,209)	(1,229)	(6,006)	-	(47,970)
Effect of exchange differences on translation into presentation currency	(195,433)	(258,889)	(48,124)	(50,082)	(10,488)	(25,811)	(45,416)	(7,780)	(40,264)	-	(682,287)
Increase (decrease) from transfers to (from) other balance sheet accounts	-	3,420	(8,270)	(2,818)	(7,189)	-	(553)	714	(2,613)	-	(17,309)
(Decreases) by transfer (to) other balance sheet accounts – inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	-	(4,662)
Increases by transfer from other balance sheet accounts - intangibles	-	-	63	-	-	-	-	-	1,283	-	1,346
Hyperinflation adjustments	121,862	161,991	23,618	22,729	(128)	-	-	8,592	24,674	-	363,338
Balance at September 30, 2023	1,254,277	2,273,178	1,200,320	771,906	88,089	176,895	769,332	29,593	407,595	16,050	6,987,235

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party Properties	Vehicles	Computers	Other property, plant and Equipment	Total
Balance at December 31, 2021		480,074	565,845	443,602		78,509	308,308	17,977	212,008	5,585	2,111,908
Depreciation		38,154	65,799	43,393		7,036	26,432	1,580	25,226	591	208,211
Disposals and derecognition		(1,074)	(18,687)	(7,725)		(267)	(15,715)	(139)	(2,624)	-	(46,231)
Effect of exchange differences on translation into presentation currency		1,647	10,551	19,431		18,175	21,221	(1,623)	1,527	-	70,929
Other		406	(7)	-		-	-	-	800	-	1,199
Hyperinflation adjustments		54,350	14,300	12,344		-	-	4,789	18,740	-	104,523
Balance at September 30, 2022		573,557	637,801	511,045		103,453	340,246	22,584	255,677	6,176	2,450,539

Balance at December 31, 2022		604,747	667,593	541,405		117,623	362,411	22,794	265,050	6,373	2,587,996
Depreciation		39,490	69,974	47,471		9,029	29,763	1,479	28,353	591	226,150
Depreciation through business combinations		-	46	4		73	-	-	-	-	123
Disposals and derecognition		109	(18,177)	(7,089)		(801)	(822)	(1,101)	(5,350)	-	(33,231)
Effect of exchange differences on translation into presentation currency		(93,323)	(36,508)	(39,570)		(15,787)	(17,342)	(6,644)	(36,305)	-	(245,479)
Decreases) by transfer (to) other balance sheet accounts – inventories		(660)	-	-		-	-	-	-	-	(660)
Other		151	(22)	-		-	-	-	-	-	129
Hyperinflation adjustments		64,773	18,932	15,880		-	-	6,155	23,401	-	129,141
Balance at September 30, 2023		615,287	701,838	558,101		110,137	374,010	22,683	275,149	6,964	2,664,169

Impairment	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party Properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	-	127	-	-	-	-	4,612	-	-	-	4,739
Reversal of Impairment losses	-	229	-	-	-	-	(1,115)	-	-	-	(886)
Impairment derecognition		(229)	-	-	-	-	(239)	-	-	-	(468)
Effect of exchange differences on translation into presentation Currency	-	-	-	-	-	-	848	-	-	-	848
Balance at September 30, 2022	-	127	-	-	-	-	4,106	-	-	-	4,233

Balance at December 31, 2022	-	110	-	-	-	-	4,326	-	-	-	4,436
Reversal of Impairment losses	-	-	-	-	-	-	(110)	-	-	-	(110)
Impairment derecognition		(110)	-	-	-	-	-	-	-	-	(110)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	(548)	-	-	-	(548)
Balance at September 30, 2023	-	-	-	-	-	-	3,668	-	-	-	3,668

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Exito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Exito Group which concluded that there are no contractual or legal obligations at acquisition.

At September 30, 2023, no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Additions	305,583	260,357
Additions to trade payables for deferred purchases of property, plant and equipment	(320,452)	(328,121)
Payments for deferred purchases of property, plant and equipment	372,620	295,510
Acquisition of property, plant and equipment in cash	357,751	227,746

Note 14. Investment property, net

Exito Group’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	September 30, 2023	December 31, 2022
Land	298,165	312,399
Buildings	1,807,729	1,744,190
Constructions in progress	15,949	109,563
Total cost of investment properties	2,121,843	2,166,152
Accumulated depreciation	(330,604)	(317,665)
Impairment	(7,259)	(7,259)
Total investment properties, net	1,783,980	1,841,228

The movement of the cost of investment properties, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Constructions in progress	Total
Balance at December 31, 2021	281,119	1,597,106	29,059	1,907,284
Additions	11	939	48,893	49,843
Increase from transfers from property, plant and equipment	-	6,995	5,476	12,471
Increase from transfers from non-current assets held for sale	1,229	1,844	-	3,073
Increase (decrease) from movements between investment properties accounts	-	2,756	(2,756)	-
Disposals and derecognition	(39)	(1,842)	-	(1,881)
Effect of exchange differences on the translation into presentation currency	4,846	(61,929)	(159)	(57,242)
Hyperinflation adjustments	16,443	179,697	464	196,604
Other	(580)	(387)	(127)	(1,094)
Balance at September 30, 2022	303,029	1,725,179	80,850	2,109,058

	Land	Buildings	Constructions in progress	Total
Balance at December 31, 2022	312,399	1,744,190	109,563	2,166,152
Additions	-	3,569	31,984	35,553
Increase from transfers from property, plant and equipment	-	345	-	345
Increase (decrease) from movements between investment properties accounts	-	109,845	(109,845)	-
Effect of exchange differences on the translation into presentation currency	(32,770)	(267,889)	(697)	(301,356)
Hyperinflation adjustments	18,536	203,247	523	222,306
Other	-	(30)	(1,127)	(1,157)
Balance at September 30, 2023	298,165	1,807,729	15,949	2,121,843

Accumulated depreciation	Buildings
Balance at December 31, 2021	241,348
Depreciation expenses	24,039
Disposals and derecognition	(160)
Effect of exchange differences on the translation into presentation currency	(15,065)
Increase from transfers from non-current assets held for sale	434
Hyperinflation adjustments	53,059
Other	(512)
Balance at September 30, 2022	303,143

Balance at December 31, 2022	317,665
Depreciation expenses	23,396
Effect of exchange differences on the translation into presentation currency	(74,253)
Hyperinflation adjustments	63,774
Other	22
Balance at September 30, 2023	330,604

At September 30, 2023 and at December 31, 2022, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At September 30, 2023 and at December 31, 2022, the Exito Group is not committed to acquire, build or develop new investment property.

No impairment was identified at September 30, 2023.

Note 15. Leases

Note 15.1 Right of use asset, net

	September 30, 2023	December 31, 2022
Right of use asset	2,945,858	2,826,607
Accumulated depreciation	(1,565,591)	(1,377,029)
Impairment	(5,322)	(6,109)
Total right of use asset, net	1,374,945	1,443,469

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2021	2,553,975
Increase from new contracts	119,765
Remeasurements from existing contracts (1)	121,100
Derecognition, reversal and disposal (2)	(125,069)
Effect of exchange differences on the translation into presentation currency	71,991
Balance at September 30, 2022	2,741,762

Balance at December 31, 2022	2,826,607
Increase from new contracts	44,988
Remeasurements from existing contracts (1)	126,008
Derecognition, reversal and disposal (2)	(5,775)
Acquisitions through business combinations	7,543
Effect of exchange differences on the translation into presentation currency	(66,040)
Other changes	12,527
Balance at September 30, 2023	2,945,858

Accumulated depreciation
Balance at December 31, 2021	1,183,463
Depreciation	177,461
Remeasurements from existing contracts (1)	(360)
Derecognition and disposal (2)	(87,590)
Effect of exchange differences on the translation into presentation currency	34,922
Balance at September 30, 2022	1,307,896

Balance at December 31, 2022	1,377,029
Depreciation	208,744
Derecognition and disposal (2)	(115)
Effect of exchange differences on the translation into presentation currency	(33,360)
Other changes	13,293
Balance at September 30, 2023	1,565,591

Impairment (3)
Balance at December 31, 2022	6,109
Effect of exchange differences on the translation into presentation currency	(787)
Balance at September 30, 2023	5,322

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.
(2)	Mainly results from the early termination of lease contracts.
(3)	Mainly results from impairment of a lease contract from subsidiary Grupo Disco Uruguay S.A.

The cost of right of use asset by class of underlying asset is shown below:

	September 30, 2023	December 31, 2022
Buildings	2,912,090	2,782,432
Vehicles	19,329	24,771
Lands	8,108	9,128
Equipment	6,331	10,276
Total	2,945,858	2,826,607

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	September 30, 2023	December 31, 2022
Buildings	1,547,643	1,357,351
Vehicles	8,394	10,182
Equipment	4,899	4,742
Lands	4,655	4,754
Total accumulated depreciation	1,565,591	1,377,029

Depreciation expense by class of underlying asset is shown below:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Buildings	203,237	172,069	69,301	60,461
Vehicles	3,365	3,742	525	1,229
Equipment	1,586	1,209	1,088	522
Lands	556	441	176	165
Total depreciation expense	208,744	177,461	71,090	62,377

At September 30, 2023, the average remaining term of lease contracts is 10.8 years (8.8 years as at December 31, 2022), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liabilities.

	September 30, 2023	December 31, 2022
Lease liabilities	1,582,396	1,655,955
Current	276,024	263,175
Non-current	1,306,372	1,392,780

The movement in lease liabilities is as shown:

Balance at December 31, 2021	1,594,643
Additions	119,765
Accrued interest	70,559
Remeasurements	121,460
Terminations	(43,259)
Payments of lease liabilities including interests	(268,943)
Effect of exchange differences on the translation into presentation currency	49,508
Balance at September 30, 2022	1,643,733

Balance at December 31, 2022	1,655,955
Additions	44,988
Accrued interest	93,209
Remeasurements	126,008
Terminations	(8,672)
Payments of lease liabilities including interests	(296,777)
Acquisitions through business combinations	7,526
Effect of exchange differences on the translation into presentation currency	(39,841)
Balance at September 30, 2023	1,582,396

Below are the future lease liability payments at September 30, 2023:

Up to one year	366,686
From 1 to 5 years	936,635
More than 5 years	774,963
Minimum lease liability payments	2,078,284
Future financing (expenses)	(495,888)
Total minimum net lease liability payments	1,582,396

The Exito Group is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, and there are no restrictions nor covenants imposed by leases.

Note 16. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	September 30, 2023	December 31, 2022
Trademarks	276,768	299,688
Computer software	288,448	274,480
Rights	24,683	24,703
Other	131	147
Total cost of other intangible assets	590,030	599,018
Accumulated amortization	(193,907)	(174,338)
Total other intangible assets, net	396,123	424,680

The movement of the cost of other intangible assets and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2021	242,170	249,324	22,538	114	514,146
Additions	-	22,659	-	-	22,659
Disposals and derecognition	-	(9,459)	-	-	(9,459)
Effect of exchange differences on the translation into presentation currency	7,167	4,939	(423)	(19)	11,664
Hyperinflation adjustments	35,628	-	1,807	49	37,484
Transfers	-	(422)	-	-	(422)
Other	-	(37)	-	-	(37)
Balance at September 30, 2022	284,965	267,004	23,922	144	576,035

Balance at December 31, 2022	299,688	274,480	24,703	147	599,018
Additions	5,296	19,947	-	-	25,243
Disposals and derecognition	-	(141)	-	-	(141)
Transfers to other balance sheet accounts – Property, plant, and equipment	-	(1,346)	-	-	(1,346)
Effect of exchange differences on the translation into presentation currency	(68,378)	(4,570)	(2,416)	(72)	(75,436)
Hyperinflation adjustments	40,162	-	2,396	56	42,614
Transfers	-	71	-	-	71
Other	-	7	-	-	7
Balance at September 30, 2023	276,768	288,448	24,683	131	590,030

Accumulated amortization	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2021		149,391	680	88	150,159
Amortization		19,864	357	1	20,222
Effect of exchange differences on the translation into presentation currency		4,069	(140)	(18)	3,911
Hyperinflation adjustments		-	452	51	503
Disposals and derecognition		(9,459)	-	-	(9,459)
Balance at September 30, 2022		163,865	1,349	122	165,336

Balance at December 31, 2022		172,630	1,582	126	174,338
Amortization		23,010	167	-	23,177
Effect of exchange differences on the translation into presentation currency		(3,670)	(907)	(72)	(4,649)
Hyperinflation adjustments		-	1,101	56	1,157
Disposals and derecognition		(116)	-	-	(116)
Balance at September 30, 2023		191,854	1,943	110	193,907

(1)	The balance of trademarks, is shown below:

Operating segment	Brand	Useful life	September 30, 2023	December 31, 2022
Uruguay	Miscellaneous	Indefinite	111,606	128,103
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Argentina	Libertad	Indefinite	78,735	90,454
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
Colombia	Taeq	Indefinite	5,296	-
			276,768	299,688

The trademarks have an indefinite useful life. The Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

At September 30, 2023 and at December 31, 2022, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	September 30, 2023	December 31, 2022
Spice Investment Mercosur S.A.	1,541,621	1,690,339
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Libertad S.A.	296,722	340,887
Cafam	122,219	122,219
Other	50,806	50,806
Total goodwill	3,292,437	3,485,320
Impairment loss	(1,017)	(1,017)
Total goodwill, net	3,291,420	3,484,303

The movement in goodwill are shown below:

	Cost	Impairment	Net
Balance at December 31, 2021	3,026,000	(1,017)	3,024,983
Effect of exchange differences on the translation into presentation currency	177,369	-	177,369
Hyperinflation adjustments	134,268	-	134,268
Balance at September 30, 2022	3,337,637	(1,017)	3,336,620

Balance at December 31, 2022	3,485,320	(1,017)	3,484,303
Acquisitions through business combinations (Note 17.1.)	34,553	-	34,553
Effect of exchange differences on the translation into presentation currency	(378,793)	-	(378,793)
Hyperinflation adjustments	151,357	-	151,357
Balance at September 30, 2023	3,292,437	(1,017)	3,291,420

Goodwill was not impaired at September 30, 2023 and at December 31, 2022.

17.1. Business combinations

On August 15, 2023 the subsidiary Devoto Hermanos S.A. acquired 100% of the shares of Hipervital S.A.S., company engaged in retail self-service business.

On September 01, 2023 the subsidiary Lanin S.A. acquired 100% of the shares of Costa y Costa S.A., company engaged in retail self-service business.

The price of acquisition as well as the fair values of identifiable assets and liabilities from the business acquired at acquisition date and at the closing of the measurement period are as follows:

	Fair values at the date of acquisition		Measurement period adjustments		Fair values at September 30, 2023
	Hipervital S.A.S.	Costa y Costa S.A.	Hipervital S.A.S.	Costa y Costa S.A.	Hipervital S.A.S.	Costa y Costa S.A.
Inventories	680	-	-	-	680	-
Property, plant, and equipment	2,614	92	-	-	2,614	92
Right of uses	-	7,543			-	7,543
Total identifiable assets	3,294	7,635	-	-	3,294	7,635
Trade payables	689	110	-	-	689	110
Lease liabilities	-	7,525	-	-	-	7,525
Total liabilities take on	689	7,635	-	-	689	7,635
Net assets and liabilities measured at fair value	2,605	-	-	-	2,605	-

Goodwill arising from the operation amounts to:

	Fair values at the date of acquisition		Measurement period adjustments		Fair values at September 30, 2023
	Hipervital S.A.S.	Costa y Costa S.A.	Hipervital S.A.S.	Costa y Costa S.A.	Hipervital S.A.S.	Costa y Costa S.A.
Consideration transferred	20,126	17,032	-	-	20,126	17,032
Less fair value of identifiable net assets	(2,605)	-	-	-	(2,605)	-
Goodwill from the acquisition	17,521	17,032	-	-	17,521	17,032

Goodwill was fully allocated to the Uruguay segment and is attributable to the synergies expected from the integration of the operation of stores acquired in this country.

The goodwill has shown the following variations from the time of acquisition to September 30, 2023:

	Hipervital S.A.S.	Costa y Costa S.A.	Total
Goodwill from the acquisition	17,521	17,032	34,553
Effect of exchange difference	(1,351)	(1,313)	(2,664)
Goodwill at September 30, 2023	16,170	15,719	31,889

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	September 30, 2023	December 31, 2022
Compañía de Financiamiento Tuya S.A.	Joint venture	247,092	287,657
Puntos Colombia S.A.S.	Joint venture	12,772	11,514
Sara ANV S.A.	Joint venture	728	850
Total investments accounted for using the equity method		260,592	300,021

Note 19. Non-cash transactions

During the nine months periods ended September 30, 2023 and 2022, the Exito Group had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13.1 and 15, respectively.

Note 20. Loans, borrowing and other financial liability

The balance of loans, borrowing and other financial liability is shown below:

	September 30, 2023	December 31, 2022
Bank loans	1,925,075	791,098
Put option on non-controlling interests (1)	446,639	651,899
Letters of credit	17,293	12,587
Total loans, borrowing and other financial liability	2,389,007	1,455,584
Current	2,095,069	915,604
Non-current	293,938	539,980

(1)	Represents the put option liability on part of the non-controlling interest in Grupo Disco Uruguay S.A. Exito Group has a non-controlling interest in Grupo Disco Uruguay S.A. of 30,85%, of which 23.16% is subject to a put option held by non-controlling shareholders. Such put option is exercisable by the holders at any time until expiry on June 30, 2025. The put option exercise price is the greater of following three measures: (i) a fixed price per share of $0.30 in US dollars as stated in the put option contract adjusted at a rate of 5% per year, (ii) a multiple of 6 times the average EBITDA of the last two years minus the net debt of Grupo Disco Uruguay S.A. as of the exercise date, or (iii) a multiple of 12 times the average net income of the past two years of the Grupo Disco Uruguay S.A. On September 30, 2023, the greater of these three measures was the updated fixed price in US dollars.

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2021	1,417,011
Proceeds from loans and borrowings	843,513
Changes in the fair value of the put option recognized in equity	113,210
Interest accrued	73,394
Translation difference	3,185
Repayments of loans and borrowings	(199,879)
Payments of interest on loans and borrowings	(55,570)
Balance at September 30, 2022	2,194,864

Balance at December 31, 2022	1,455,584
Proceeds from loans and borrowings	1,241,972
Changes in the fair value of the put option recognized in equity	(205,260)
Interest accrued	182,377
Translation difference	(2,150)
Repayments of loans and borrowings	(136,716)
Payments of interest on loans and borrowings	(146,800)
Balance at September 30, 2023	2,389,007

Below is a detail of maturities for non-current loans and borrowings outstanding at September 30, 2023, discounted at present value:

Year	Total
2024	143,912
2025	80,235
2026	40,429
>2027	29,362
293,938

As of September 30, 2023, Grupo Éxito has no unused lines of credit.

Covenants

Under loans and borrowing contracts, the Exito Group is subject to comply with the following financial covenants, as long as the Company has payment obligations arising from the contracts executed on March 27, 2020 maintain a leverage financial ratio, defined as adjusted recurring Ebitda to gross financial liabilities of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Almacenes Éxito S.A.

As of December 31, 2022, Exito Group complied with its covenants.

Additionally, from the same loans and borrowing contracts Exito Grupo is subject to comply with some non-financial covenant, which at September 30, 2023 and at December 31, 2022 were complied.

Note 21. Employee benefits

The balance of employee benefits is shown below:

	September 30, 2023	December 31, 2022
Defined benefit plans	33,554	35,091
Long-term benefit plan	1,747	1,554
Total employee benefits	35,301	36,645
Current	5,450	4,555
Non-current	29,851	32,090

Note 22. Provisions

The balance of provisions is shown below:

	September 30, 2023	December 31, 2022
Legal proceedings (1)	19,766	19,101
Restructuring	2,401	10,517
Taxes other than income tax	379	4,473
Other	6,670	8,286
Total provisions	29,216	42,377
Current	17,629	27,123
Non-current	11,587	15,254

At September 30, 2023 and at December 31, 2022, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated potential losses arising from lawsuits brought against the Exito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	September 30, 2023	December 31, 2022
Labor legal proceedings	10,848	10,902
Civil legal proceedings	6,520	5,516
Administrative and regulatory proceedings	2,398	2,683
Total legal proceedings	19,766	19,101

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2021	17,595	3,549	2,708	11,409	35,261
Increase	6,287	171	6,071	5,952	18,481
Payments	(2,493)	-	(3,942)	(9,101)	(15,536)
Reversals (not used)	(2,160)	-	(124)	(786)	(3,070)
Other reclassifications	(70)	-	1,196	-	1,126
Effect of exchange differences on the translation into presentation currency	229	(29)	(378)	(182)	(360)
Balance at September 30, 2022	19,388	3,691	5,531	7,292	35,902

Balance at December 31, 2022	19,101	4,473	10,517	8,286	42,377
Increase	7,021	-	22,436	4,107	33,564
Uses	-	(243)	(216)	-	(459)
Payments	(2,184)	-	(28,601)	(4,840)	(35,625)
Reversals (not used)	(2,313)	(3,337)	(1,264)	(414)	(7,328)
Other reclassifications	16	-	(469)	(65)	(518)
Effect of exchange differences on the translation into presentation currency	(1,875)	(514)	(2)	(404)	(2,795)
Balance at September 30, 2023	19,766	379	2,401	6,670	29,216

Note 23. Trade payables and other payable

	September 30, 2023	December 31, 2022
Payables to suppliers of goods	2,555,346	3,080,264
Payables and other payable - agreements (1)	638,356	1,485,905
Employee benefits	366,500	354,431
Payables to other suppliers	297,180	406,595
Purchase of assets	121,719	186,421
Tax payable	95,189	149,557
Dividends payable	7,445	10,886
Other	23,173	47,716
Total trade payables and other payable	4,104,908	5,721,775
Current	4,065,295	5,651,303
Non-current	39,613	70,472

(1)	The detail of payables and other payable - agreements is shown below:

	September 30, 2023	December 31, 2022
Payables to suppliers of goods	558,154	1,439,118
Payables to other suppliers	80,202	46,787
Total payables and other payable - agreements	638,356	1,485,905

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with Exito Group. Exito Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, Exito Group has entered into agreements with some financial institutions in Colombia, that provide an additional payment period for these discounted supplier invoices. The terms under such agreements are not unique to Exito Group but are based on market practices in Colombia applicable to other players in the market that legally do not change the nature of the business transaction.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Almacenes Éxito S.A. and to its Colombian subsidiaries

Income tax rate applicable to Almacenes Éxito S.A. and its Colombian subsidiaries

a.	For taxable 2023 and 2022 the income tax rate for corporates is 35%.

From taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%.

b.	From 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	From taxable 2023, the tax on dividends distributed to natural persons residing in Colombia is 7.5%, for national companies it is 10% and for natural persons not residing in Colombia and foreign companies it is 20%, when such dividends have been taxed. at the head of the companies that distribute it.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

(a)	Tax credits of Almacenes Éxito S.A.

At September 30, 2023 Almacenes Éxito S.A. has accrued $211,190 (at December 31, 2022 - $211,190) excess presumptive income over net income.

The movement of Almacenes Éxito S.A ‘s. excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2021	346,559
Offsetting of presumptive income against net income for the period	(135,369)
Balance at December 31, 2022	211,190
Movements of excess presumptive income	-
Balance at September 30, 2023	211,190

At September30, 2023, Almacenes Éxito S.A. has accrued tax losses amounting to $964,565 (at December 31, 2022 - $740,337).

The movement of tax losses at Almacenes Éxito S.A. during the reporting year is shown below:

Balance at December 31, 2021	738,261
Adjustment to tax losses from prior periods	2,076
Balance at December 31, 2022	740,337
Tax losses generated during the period	224,228
Balance at September 30, 2023	964,565

(b)	Movement of tax losses for Colombian subsidiaries for the reporting periods is shown below

Balance at December 31, 2021	33,624
Transacciones Energéticas S.A.S. E.S.P. (i)	158
Depósitos y Soluciones Logísticas S.A.S.	(220)
Balance at December 31, 2022	33,562
Marketplace Internacional Éxito y Servicios S.A.S.	28
Transacciones Energéticas S.A.S. E.S.P. (i)	244
Balance at September 30, 2023	33,834

(i)	No deferred tax has been calculated for these tax losses because of the uncertainty on the recoverability with future taxable income.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2023 (25% in 2022);

-	Argentina applies a 30% income tax rate in 2023 (35% in 2022).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	September 30, 2023	December 31, 2022
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	198,941	282,659
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	130,837	111,440
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	53,373	63,408
Tax discounts of Éxito from taxes paid abroad	23,942	24,631
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	29,876	18,268
Current income tax assets of subsidiary Onper Investment 2015 S.L.	17,948	1,024
Other current tax assets of subsidiary Onper Investment 2015 S.L.	50	447
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	-	8,007
Total current tax assets	454,967	509,884

Current tax liabilities

	September 30, 2023	December 31, 2022
Industry and trade tax payable of Almacenes Éxito S.A. and its Colombian subsidiaries	65,999	92,815
Current income tax liabilities of subsidiary Spice Investments Mercosur S.A.	13,697	-
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	4,789	1,762
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	6,239	3,743
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	228	430
Current income tax liabilities of some Colombian subsidiaries	4,983	10,976
Total current tax liabilities	95,935	109,726

Note 24.4. Income tax

The components of the income tax expense recognized in the statement of profit or loss were:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Current income tax (expense)	(75,602)	(79,542)	(20,403)	(24,603)
Deferred income tax gain (expense) (Note 24.5)	42,420	(41,999)	25,097	(6,329)
Adjustment in respect of current income tax of prior periods	311	(9,165)	303	-
Total income tax (expense) gain	(32,871)	(130,706)	4,997	(30,932)

Note 24.5. Deferred tax

	September 30, 2023		December 31, 2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	337,598	-	259,118	-
Excess presumptive income	73,917	-	73,917	-
Tax credits	61,849	-	62,943	-
Other provisions	8,278	-	10,893	-
Investment property	-	(69,498)	-	(148,031)
Goodwill	-	(217,680)	-	(218,308)
Property, plant, and equipment	-	(201,065)	59,162	(341,631)
Leases	630,173	(554,051)	641,886	(553,947)
Other	144,693	(277,808)	103,215	(84,341)
Total	1,256,508	(1,320,102)	1,211,134	(1,346,258)

The breakdown of deferred tax assets and liabilities for the three jurisdictions in which the Exito Group operates are grouped as follows:

	September 30, 2023		December 31, 2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	106,422	-	98,372	-
Uruguay	90,929	-	44,217	-
Argentina	-	(260,945)	-	(277,713)
Total	197,351	(260,945)	142,589	(277,713)

The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Profit (expense) benefit from deferred tax recognized in income	42,420	(41,999)
Expense from deferred tax recognized in other comprehensive income	4,339	94
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	24,771	(45,485)
Total movement of net deferred tax	71,530	(87,390)

(1)	Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27).

Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at September 30, 2023 amounted to $42,249 (at December 31, 2022 - $32,279).

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences attached to the payment of dividends in either 2023 or 2022 by the Exito Group to its shareholders.

Note 24.7. Non-Current tax liabilities

The $4,676 balance at September 30, 2023 (at December 31, 2022 - $2,749) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

Note 25. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	September 30, 2023	December 31, 2022
Collections on behalf of third parties (1)	103,888	130,819
Derivative financial instruments (2)	5,879	5,404
Derivative financial instruments designated as hedge instruments (3)	1,605	-
Total derivative instruments and collections on behalf of third parties	111,372	136,223

(1)	Collections on behalf of third parties includes amounts received for services where the Exito Group acts as an agent, such as travel agency sales, and payments and banking services provided to customers. Include $10,884 (at December 31, 2022 - $26,218) with third parties (Note 10.6).

(2)	The detail of maturities of these instruments at September 30, 2023 is shown below:

Derivative	Less than 1 month	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,626	2,188	65	-	-	5,879

The detail of maturities of these instruments at December 31, 2022 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,149	2,255	-	-	5,404

(3)	Derivative instruments designated as hedging instrument relates to the fair value of these instruments is determined based on valuation models.

At September 30, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,191.76	1,605

The detail of maturities of these hedge instruments at September 30, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	841	764	-	-	-	1,605

Note 26. Other liabilities

The balance of other liabilities is shown below:

	September 30, 2023	December 31, 2022
Deferred revenues (1)	112,700	154,265
Customer loyalty programs	49,235	56,165
Advance payments under lease agreements and other projects	4,578	4,891
Repurchase coupon	434	942
Instalments received under “plan resérvalo”	160	284
Advance payments for fixed assets sold (2)	-	14,360
Total other liabilities	167,107	230,907
Current	164,740	228,496
Non-current	2,367	2,411

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

(2)	Corresponds to the advance received for the sale of the real estate project “Galería la 33”, legalized in 2023.

Exito Group considers Customer Loyalty Programs and Deferred revenues as contractual liabilities. The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting periods, is shown below:

	Deferred revenue	Customer loyalty Programs
Balance at December 31, 2021	174,395	37,015
Additions	727,808	11,656
Revenue recognized	(798,821)	(9,456)
Other	(1,006)	8,117
Balance at September 30, 2022	102,376	47,332

Balance at December 31, 2022	154,265	56,165
Additions	1,344,539	12,903
Revenue recognized	(1,382,200)	(11,856)
Effect of exchange difference from translation into presentation currency	(3,904)	(7,977)
Balance at September 30, 2023	112,700	49,235

Note 27. Shareholders’ equity

Capital and premium on placement of shares

At September 30, 2023 and at December 31, 2022, Éxito ‘s. authorized capital is represented by 1.590,000,000 common shares with a nominal value of $3.3333 Colombian pesos.

At September 30, 2023 and at December 31, 2022 the number of outstanding shares is 1.344.720.453 and the number of treasury shares is 46.856.094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on Almacenes Exito´s shares.

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Almacenes Exito.

Reserves

Reserves are appropriations made by Almacenes Éxito’s S.A. General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

Other comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	September 30, 2023			September 30, 2022			December 31, 2022
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(17,746)	-	(17,746)	(16,823)	-	(16,823)	(16,202)	-	(16,202)
Remeasurement loss on defined benefit plans	(536)	334	(202)	(3,583)	1,258	(2,325)	(536)	334	(202)
Translation exchange differences	(1,901,124)	-	(1,901,124)	(1,114,237)	-	(1,114,237)	(997,445)	-	(997,445)
Gain (loss) from cash-flow hedge	9,768	(189)	9,579	14,721	(5,153)	9,568	12,938	(4,528)	8,410
Loss on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(19,068)	-	(19,068)	(18,977)	-	(18,977)
Total other comprehensive income	(1,928,615)	145	(1,928,470)	(1,138,990)	(3,895)	(1,142,885)	(1,020,222)	(4,194)	(1,024,416)
Other comprehensive income of non- controlling interests			(50,558)			60,876			57,514
Other comprehensive income of the parent			(1,877,912)			(1,082,009)			(966,902)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Retail sales (1) (Note 39)	15,050,693	13,806,433	4,912,100	4,901,047
Service revenue (2) (Note 39)	599,648	521,339	203,561	188,985
Other revenue (3) (Note 39)	56,410	95,255	15,816	13,813
Total revenue from contracts with customers	15,706,751	14,423,027	5,131,477	5,103,845

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates. This amount includes the following items:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Retail sales, net of sales returns and rebates	15,003,485	13,780,173	4,912,100	4,901,047
Sale of real estate project inventories (a)	47,208	26,260	-	-
Total retail sales	15,050,693	13,806,433	4,912,100	4,901,047

(a)	At September 30, 2023, corresponds to the sale of the inventory of the Galería la 33 real estate project for $29,208 and inventory of Carulla Calle 100 real estate project for $18,000. At September 30, 2022 represents the sale of the inventory of a percentage of the Montevideo real estate project for $26,260.

(2)	Revenues from services and rental income comprise:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Leases and real estate related income	341,060	288,453	115,932	107,048
Distributors	71,318	64,946	22,087	20,963
Advertising	63,677	57,877	23,113	22,011
Telephone services	29,731	25,194	10,513	9,052
Transport	25,889	21,214	9,060	7,188
Commissions	25,477	20,149	8,743	5,923
Banking services	16,474	13,516	5,947	4,919
Other	26,022	29,990	8,166	11,881
Total service revenue	599,648	521,339	203,561	188,985

(3)	Other revenue relates to:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Marketing events	14,360	12,065	4,501	3,572
Real estate projects (a)	11,487	59,378	3,578	1,672
Collaboration agreements (b)	6,251	6,551	564	2,946
Royalty revenue	2,789	2,965	1,657	739
Other	21,523	14,926	5,516	4,884
Total other revenue	56,410	95,255	15,816	13,813

(a)	Variation is generated because at September 30, 2022, it included mainly the bonus received for the operating results generated in real estate projects for $32.948, to the bonus to obtain permanence in a property lease for $6,000; and income from strategic alliances goals for $4,422.

(b)	Represents revenue from the following collaboration agreements:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Sara ANV S.A.	2,795	2,457	893	871
Éxito Media	1,779	615	657	90
Alianza Sura	1,587	3,479	(1,015)	1,985
Moviired S.A.S. (i)	90	-	29	-
Total Collaboration agreement	6,251	6,551	564	2,946

(i)	Collaboration agreement started in December 2022.

Note 29. Distribution, administrative and selling expenses.

The amount of distribution, administrative and selling expenses by nature is:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Employee benefits (Note 30)	1,313,536	1,113,790	446,588	411,248
Depreciation and amortization	423,063	368,877	139,636	129,340
Taxes other than income tax	311,267	259,760	75,749	74,756
Services	237,725	207,994	76,452	69,973
Fuels and power	205,082	187,973	65,227	66,899
Repairs and maintenance	189,913	165,372	63,827	60,666
Commissions on debit and credit cards	118,771	96,085	36,880	34,832
Advertising	118,112	115,880	39,899	44,091
Professional fees	66,241	69,272	20,399	24,398
Leases	44,712	40,644	13,048	13,516
Packaging and marking materials	42,287	37,999	13,341	14,061
Outsourced employees	38,625	38,324	12,025	14,101
Administration of trade premises	37,315	32,456	12,497	11,123
Insurance	36,591	35,792	12,269	13,037
Transport	32,997	32,897	10,540	11,594
Other	253,297	217,977	86,747	74,883
Total distribution, administrative and selling expenses	3,469,534	3,021,092	1,125,124	1,068,518
Distribution expenses	1,861,275	1,608,657	598,041	565,092
Administrative and selling expenses	294,723	298,645	80,495	92,178
Employee benefit expenses	1,313,536	1,113,790	446,588	411,248

Note 30. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Wages and salaries	1,083,882	912,110	375,153	336,652
Contributions to the social security system	38,225	33,137	12,368	11,920
Other short-term employee benefits	44,203	40,493	15,482	14,364
Total short-term employee benefit expenses	1,166,310	985,740	403,003	362,936

Post-employment benefit expenses, defined contribution plans	107,066	95,295	34,999	35,434
Post-employment benefit expenses, defined benefit plans	1,876	1,704	556	510
Total post-employment benefit expenses	108,942	96,999	35,555	35,944

Termination benefit expenses	13,511	9,743	(828)	4,254
Other personnel expenses	24,656	21,161	8,798	8,071
Other long-term employee benefits	117	147	60	43
Total employee benefit expenses	1,313,536	1,113,790	446,588	411,248

The cost of employee benefit include in cost of sales is shown in Note 11.2.

Note 31. Other operating (expenses) profit, net

Other operating revenue

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Recovery of impairment of trade receivables (Note 8.1)	13,843	18,944	4,350	6,531
Other indemnification (1)	4,605	16,057	2,545	2,874
Reimbursement of tax-related costs and expenses (2)	3,337	-	-	-
Recovery of costs and expenses from taxes other than …income tax	2,176	1,605	309	(5)
Recovery of other provisions	2,145	1,954	820	802
Recovery of restructuring expenses	1,264	1,002	(296)	1,002
Other	414	847	49	145
Total other operating revenue	27,784	40,409	7,777	11,349

(1)	Corresponds to the compensation paid by Rappi S.A.S. for the losses of the Turbo operation.

(2)	Corresponds to the nullity of the process for the IVA review settlements for bimesters 3, 4 and 6 of 2013 (Note 22).

Other operating expenses

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Restructuring expenses, net (1)	(22,436)	(6,949)	(5,660)	(196)
Other (2)	(36,573)	(7,959)	(19,549)	(4,577)
Total other operating expenses	(59,009)	(14,908)	(25,209)	(4,773)

(1)	Expenses from the restructuring plan provision, which includes operating excellence plan and corporate retirement plan.

(2)	Includes mainly $34,469 (2022 - $2,774) to fees for registration process in the New York and Sao Paulo stock exchanges.

Other net income (losses)

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Gain from the early termination of lease contracts	3,508	5,780	141	214
Gain from the sale of assets	938	19,227	228	2,003
Impairment loss on assets	110	330	31	(724)
Write-off of assets	(6,791)	(10,119)	(1,197)	(3,854)
Other	-	95	-	52
Total other net income (losses)	(2,235)	15,313	(797)	(2,309)

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Gain from foreign exchange differences	143,587	42,471	17,551	16,780
Net monetary position results, effect of the statement of profit or loss (1)	41,091	-	(6,884)	-
Gain from liquidated derivative financial instruments	35,730	34,890	3,568	24,093
Interest income on cash and cash equivalents (Note 7)	33,941	18,417	9,499	5,173
Gains from valuation of derivative financial instruments	1,131	36,995	832	19,211
Other financial income	13,572	23,611	2,765	9,069
Total financial income	269,052	156,384	27,331	74,326
Interest expense on loan and borrowings	(182,377)	(73,394)	(75,480)	(35,883)
Factoring expenses	(100,056)	(24,411)	(18,686)	(9,243)
Interest expense on lease liabilities	(93,209)	(70,574)	(32,061)	(25,820)
(Loss) gain from foreign exchange differences	(74,492)	(126,985)	9,913	(74,741)
Loss from liquidated derivative financial instruments	(65,806)	(11,135)	(27,789)	(1,097)
Loss from fair value changes in derivative financial instruments	(28,225)	(10,329)	10,131	566
Net monetary position expense, effect of the statement of financial position	(19,736)	(53,576)	(93)	(17,439)
Commission expenses	(5,145)	(3,809)	(1,004)	(1,066)
Net monetary position results, effect of the statement of profit or loss (1)	-	(20,963)	-	(11,247)
Other financial expenses	(8,031)	(7,427)	(2,165)	(2,039)
Total financial cost	(577,077)	(402,603)	(137,234)	(178,009)
Net financial result	(308,025)	(246,219)	(109,903)	(103,683)

(1)	The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
September 30, 2022	1,484.34	64.8%
December 31, 2022	1,754.58	94.8%
September 30, 2023	3,587.49	104.5%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the period.

There were no dilutive potential ordinary shares outstanding at the periods ended September 30, 2023 and September 30, 2022.

The calculation of basic and diluted earnings per share for all periods presented is as follows:

In profit for the period:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Net profit (loss) attributable to equity holders of the parent (Basic and diluted)	7,249	176,740	(31,685)	49,937
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted profit (loss) per share to equity holders of the parent (in Colombian pesos)	5.59	136.18	(24.41)	38.48

In continuing operation for the period:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Net profit from continuing operations (Basic and diluted)	133,798	279,840	7,187	93,570
Less: net income from continuing operations attributable to non-controlling interests	126,549	103,100	38,872	43,633
Net profit (loss) from continuing operations attributable to the equity holders of the parent (Basic and diluted)	7,249	176,740	(31,685)	49,937
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted earnings (loss) per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	5.59	136.18	(24.41)	38.48

Note 34. Impairment of assets

No impairment on financial assets were identified at September 30, 2023 and at December 31, 2022, except on trade receivables and other account receivables (Note 8).

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	September 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments in private equity funds	415	415	426	426
Forward contracts measured at fair value through income (Note 12)	1,028	1,028	27,300	27,300
Derivative swap contracts denominated as hedge instruments (Note 12)	3,344	3,344	14,480	14,480
Investment in bonds (Note 12)	617	617	6,939	6,939
Investment in bonds through other comprehensive income (Note 12)	13,867	13,867	18,367	18,367
Equity investments (Note 12)	10,676	10,676	10,676	10,676
Non-financial assets
Investment property (Note 14)	1,783,980	3,694,281	1,841,228	3,968,389
Property, plant and equipment, and investment property held for sale (Note 40)	19,484	16,316	21,800	29,261
Financial liabilities
Loans and borrowings (Note 20)	1,942,368	1,931,598	803,685	793,624
Put option (Note 20)	446,639	446,639	651,899	651,899
Swap contracts denominated as hedge instruments (Note 25)	1,605	1,605	-	-
Forward contracts measured at fair value through income (Note 25)	5,879	5,879	5,404	5,404
Non-financial liabilities
Customer loyalty liability (Note 26)	49,235	49,235	56,165	56,165

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.
Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A
Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.
Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Derivative swap contracts denominated as hedge instruments	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated
Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A
Investment property	Level 3	Discounted cash flows method	This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.	Discount rate (10% - 14%) Vacancy rate (0% - 54.45%) Terminal capitalization rate (7.5% - 8.5%)
Investment property	Level 3	Realizable-value method	This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable value
Investment property	Level 3	Replacement cost method	The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.	Physical value of building and land.
Non-current assets classified as held for trading	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.
Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.
Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)
Customer loyalty liability (refer to footnote 26)	Level 3	Market value	The customer loyalty liability is updated in accordance with the point average market value for the last 12 months and the effect of the expected redemption rate, determined on each customer transaction.	Number of points redeemed, expired and issued. Point value. Expected redemption rate.
Bonds issued	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for bonds in similar conditions on the date of measurement in accordance with maturity days.	12-month CPI
Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Put option (refer to footnote 20)	Level 3	Given formula	Measured at fair value using a given formula under an agreement executed with non-controlling interests of Grupo Disco, using level 3 input data.	Net income of Supermercados Disco del Uruguay S.A. since October 2021 to September 2022 and since October 2022 to September 2023. US Dollar-Uruguayan peso exchange rate on the date of valuation US Dollar-Colombian peso exchange rate on the date of valuation Total shares Supermercados Disco del Uruguay S.A.

Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Material non-observable input data and a valuation sensitivity analysis on the valuation of the “put option contract” refer to:

	Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option	Net income of Supermercados Disco del Uruguay S.A. since October 2022 to September 2023	$163,485	The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of Grupo Disco Uruguay S.A., or (iii) a multiple of the net income of Grupo Disco Uruguay S.A.
	Ebitda of Supermercados Disco del Uruguay S.A., consolidated since October 2022 to September 2023	$260,482
	Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	($161,237)
	Fixed contract price	$566,861
	US Dollar-Uruguayan peso exchange rate on the date of valuation	$38.56
	US Dollar-Colombian peso exchange rate on the date of valuation	$4,053.76
	Total shares Supermercados Disco del Uruguay S.A.	344,166,018
			On September 30 2023, the value of the put option is recognized based on Times Average Net Result.
			Grupo Disco Uruguay S.A.’s Ebitda should increase by approx. 27% to arrive at a value greater than the recognized value.
			The Fixed contract price should increase by approx. 2.3% to reach a value greater than the recognized value.
			An exchange rate appreciation of 15% would increase the value of the put option by $66,838.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the period ended September 30, 2023.

Note 36. Contingencies

Contingent assets

Éxito Grupo has not material contingent assets to disclose at September 30, 2023 and at December 31, 2022.

Contingent liabilities

Contingent liabilities at September 30, 2023 and at December 31, 2022 are:

(a)	The following proceedings are underway, seeking that the Exito Group be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia National Directorate of Customs) amounting $40,027 (December 31, 2022 - $35,705) relating to Éxito’s S.A. 2015 income tax return.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to industry and trade tax for the bimesters 4, 5 and 6 of 2011 for alleged inaccuracy in payments, in the amount of $11,830 (December 31, 2022 - $11,830).

(b)	Guarantees:

-	Since June 1, 2017, Almacenes Éxito S.A. granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. On August 11, 2023 the amount was updated to $3,967.

-	Subsidiary Éxito Viajes y Turismo S.A.S. granted a collateral in favor of Aerovías de Integración Regional Aires S.A in the amount of $284 (December 31, 2022 - $264) to ensure compliance with the payments associated with the contract for the sale of airline tickets.

-	Subsidiary Éxito Viajes y Turismo S.A.S. is defendant in a consumer protection action under Section 4 of Decree 557 of the Ministry of Commerce, Industry and Tourism, with scope from the state of sanitary emergency declared on March 12,2020 in the amount of $1,321 (December 31, 2022 - $1,113) covering 284 proceedings.

-	Subsidiary Transacciones Energéticas S.A.S. E.S.P. granted guarantees in favor of XM Compañía de Expertos en Mercados S.A. E.S.P. in amount of $320, ENEL Colombia S.A. E.S.P. in amount of $869, AIR-E S.A. E.S.P. in amount of $111 y Caribemar de la Costa S.A.S. E.S.P. in amount of $93 and y Emcali Elice E.S.P. in amount of $88 to cover the payment of charges for use of the energy transmission system.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2023 some subsidiaries and Almacenes Éxito S.A., as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Berkley International Seguros Colombia S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid.

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the period for nine months ended September 30, 2023 the amount paid was $217,255.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the period for nine months ended September 30, 2023 are as follows:

	Dividends Declared	Dividends Paid
Patrimonio Autónomo Viva Malls	58,544	58,544
Grupo Disco Uruguay S.A.	16,977	17,274
Patrimonio Autónomo Viva Villavicencio	6,425	7,082
Patrimonio Autónomo Centro Comercial	3,242	3,558
Éxito Viajes y Turismo S.A.S.	2,517	2,517
Patrimonio Autónomo Viva Laureles	1,816	1,849
Patrimonio Autónomo Centro Comercial Viva Barranquilla	1,677	1,823
Patrimonio Autónomo San Pedro Etapa I	1,167	1,313
Patrimonio Autónomo Viva Sincelejo	875	1,715
Patrimonio Autónomo Viva Palmas	489	736
Total	93,729	96,411

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 24, 2022, declared a dividend of $237,678, equivalent to an annual dividend of $531 Colombian pesos per share. During the year ended December 31, 2022 the amount paid was $237,580.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2022 are as follows:

	Dividends declared	Dividends Paid
Grupo Disco del Uruguay S.A.	98,278	87,528
Patrimonio Autónomo Viva Malls	34,988	48,799
Patrimonio Autónomo Viva Villavicencio	8,706	8,491
Patrimonio Autónomo Centro Comercial	4,506	4,371
Éxito Viajes y Turismo S.A.S.	3,565	3,565
Patrimonio Autónomo Viva Laureles	2,138	2,102
Patrimonio Autónomo Centro Comercial Viva Barranquilla	1,860	1,772
Patrimonio Autónomo San Pedro Etapa I	1,403	1,329
Patrimonio Autónomo Viva Sincelejo	1,364	1,485
Total	156,808	159,442

Note 38. Seasonality of transactions

Exito Group’s operation cycles indicate certain seasonality in operating and financial results once there is a concentration during the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year.

Note 39. Operating segments

The Exito Group’s three reportable segments all meet the definition of operating segments, are as follows:

Colombia:

-	Éxito: Revenues from retailing activities, with stores under the banner Éxito.

-	Carulla: Revenues from retailing activities, with stores under the banner Carulla.

-	Low cost and other: Revenues from retailing and other activities, with stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina:

-	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Exito Group discloses information by segment pursuant to IFRS 8 - Operating segments, which are defined as a component of an entity whose operating results are regularly reviewed by the chief operating decision maker (Board of Directors) for decision making purposes about resources to be allocated.

Retail sales by each of the segments are as follows:

Operating segment	Banner	Nine months ended September 30, 2023	Nine months ended September 30, 2022 (a)	Three months ended September 30, 2023	Three months ended September 30, 2022 (a)
Colombia	Éxito	7,275,239	7,102,681	2,435,761	2,429,983
	Carulla	1,746,996	1,510,153	602,823	534,433
	Low cost and other	1,732,083	1,625,340	579,934	570,066
Argentina		1,161,952	1,163,070	356,605	494,474
Uruguay		3,135,046	2,405,612	936,993	872,514
Total consolidated		15,051,316	13,806,856	4,912,116	4,901,470
Eliminations		(623)	(423)	(16)	(423)
Total consolidated		15,050,693	13,806,433	4,912,100	4,901,047

(a)	As a consequence of the store conversions carried out during 2023, the sales of the brands of the Colombian operating segment for the nine-month period ended September 30, 2022, have been restated for comparative purposes using the same store allocation presented during the nine-month period ending September 30, 2023.

Below is additional information by operating segment:

	For the period of months ended September 30, 2023
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	10,754,318	1,161,952	3,135,046	15,051,316	(623)	15,050,693
Service revenue	533,043	45,450	21,155	599,648	-	599,648
Other revenue	50,429	16	6,057	56,502	(92)	56,410
Gross profit	2,523,252	403,344	1,125,621	4,052,217	-	4,052,217
Operating profit	254,071	19,728	275,424	549,223	-	549,223
Depreciation and amortization	414,552	23,444	64,199	502,195	-	502,195
Net finance expenses	(278,923)	(22,427)	(6,675)	(308,025)	-	(308,025)
Income tax	41,713	(19,963)	(54,621)	(32,871)	-	(32,871)

	For the period of nine months ended September 30, 2022
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	10,238,174	1,163,070	2,405,612	13,806,856	(423)	13,806,433
Service revenue	454,971	48,156	18,212	521,339	-	521,339
Other revenue	90,834	311	4,372	95,517	(262)	95,255
Gross profit	2,409,842	416,014	839,064	3,664,920	131	3,665,051
Operating profit	445,315	43,115	196,212	684,642	131	684,773
Depreciation and amortization	375,329	15,697	50,717	441,743	-	441,743
Net finance expenses	(169,258)	(62,901)	(13,929)	(246,088)	(131)	(246,219)
Income tax	(84,901)	(13,177)	(32,628)	(130,706)	-	(130,706)

	For the period of three months ended September 30, 2023
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,618,518	356,605	936,993	4,912,116	(16)	4,912,100
Service revenue	181,794	14,757	7,010	203,561	-	203,561
Other revenue	13,960	6	1,855	15,821	(5)	15,816
Gross profit	822,127	119,940	337,803	1,279,870	-	1,279,870
Operating profit	61,827	14,872	59,818	136,517	-	136,517
Depreciation and amortization	138,953	6,570	20,380	165,903	-	165,903
Net finance expenses	(98,150)	(9,273)	(2,480)	(109,903)	-	(109,903)
Income tax	20,545	(2,326)	(13,222)	4,997	-	4,997

	For the period of three months ended September 30, 2022
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,534,482	494,474	872,514	4,901,470	(423)	4,901,047
Service revenue	160,061	21,803	7,121	188,985	-	188,985
Other revenue	12,057	73	1,736	13,866	(53)	13,813
Gross profit	815,655	180,543	307,444	1,303,642	39	1,303,681
Operating profit	148,518	22,080	68,793	239,391	39	239,430
Depreciation and amortization	127,487	7,231	18,770	153,488	-	153,488
Net finance expenses	(75,035)	(26,272)	(2,337)	(103,644)	(39)	(103,683)
Income tax	(20,404)	(3,979)	(6,549)	(30,932)	-	(30,932)

(1)	Non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2)	Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed.

Note 40. Assets held for sale

Assets held for sale

Exito Group management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Exito Group. Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	September 30, 2023	December 31, 2022
Property, plant, and equipment	15,559	17,875
Investment property	3,925	3,925
Total	19,484	21,800

Note 41. Subsequent Events

At October 13, 2023 Casino Group and Companhia Brasileira de Distribuição S.A. – CBD executed of a pre agreement with Grupo Calleja, entity in El Salvador, for the sale of total equity interest in Almacenes Éxito S.A. (34.05% and 13.26%, respectively), in tender offers to be launched in Colombia and in United States of America for the acquisition of 100% of the outstanding shares of Almacenes Éxito S.A:, including shares represented by American Depositary Shares (ADRs) and Brazilian Depositary Receipts (BDRs) and which is subject to the acquisition of at least 51% of the shares of the Company.

The tender offer will be subject to Superintendencia Financiera de Colombia’s approval and the necessary filings in the US Securities and Exchange Commission (SEC) and is expected to close around year end 2023.